EXTRA SPACE STORAGE INC.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121

        June 19, 2006

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561

  Re:
  Extra Space Storage Inc.
  Registration Statement on Form S-3 (File No. 333-133407)

Ladies and Gentlemen:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), Extra Space Storage Inc. (the "Company") hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-3 (as amended through the date hereof) filed under the Securities Act be accelerated to 4:00 p.m., New York City time, on June 21, 2006, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,
EXTRA SPACE STORAGE INC.
By:	/s/ CHARLES L. ALLEN Name: Charles L. Allen Title: Senior Vice President, Senior Legal Counsel and Secretary